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                U.S. SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                                FORM 4

             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

[  ] CHECK THIS BOX IF NO LONGER
     SUBJECT OF SECTION 16. FORM 4
     OR FORM 5 OBLIGATIONS MAY
     CONTINUE. SEE INSTRUCTION 1(B).

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1. Name and Address of Reporting Person

   Charney               Norman
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   (Last)               (First)                 (Middle)

    6014 Yorkville Court
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                                    (Street)

    Dallas               Texas                  75248
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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   Ascendant Solutions, Inc. (ASDS)
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   November/2000
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5. If Amendment, Date of Original (Month/Year)

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6. Relationship of Reporting Person to Issuer
  (Check all applicable)

   [   ]   Director                     [ X ]   10% Owner
   [   ]   Officer (give title below)   [   ]   Other (specify below)


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7. Individual or Joint/Group Filing (Check Applicable Line)
   [   ] Form filed by One Reporting Person
   [   ] Form filed by More than One Reporting Person

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

=================================================================================================================================
Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
=================================================================================================================================

                                                                                                               6.
                                                              4.                                5.             Owner-
                                                              Securities Acquired (A) or        Amount of      ship
                                                 3.           Disposed of (D)                   Securities     Form:     7.  Nature
                                                 Transaction  (Instr. 3, 4 and 5)               Beneficially   Direct    of Indirect
                                   2.            Code         -------------------------------   Owned at End   (D) or    Beneficial
1.                                 Transaction   (Instr. 8)                   (A)               of Month       Indirect  Ownership
Title of Security                  Date          ------------     Amount      or     Price      (Instr. 3      (I)       (Instr.
(Instr. 3)                         (mm/dd/yy)     Code     V                  (D)               and 4)         (Instr.4) 4)
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
Common Stock, par value $.0001     11/27/2000     J                300,000    D(1)                      0
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Common Stock, par value $.0001     11/27/2000     J                252,182    A(1)                252,182       I        By ASD
                                                                                                                          Partners,
                                                                                                                           Ltd.
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Common Stock, par value $.0001     11/27/2000     J              1,800,000    D(2)                      0
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Common Stock, par value $.0001     11/27/2000     J              2,469,460    A(2)(4)           2,469,460       D        By Self
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Common Stock, par value $.0001     11/27/2000     J              3,600,000    D(3)                      0
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Common Stock, par value $.0001     11/27/2000     J              2,965,652    A(3)              2,965,652       I        By CCLP,
                                                                                                                           Ltd.
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Common Stock, par value $.0001     11/27/2000     J                 60,524    A(3)(4)              60,524       D        By Self
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly




Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

===================================================================================================================================
                                                                                                           9.       10.
                                                                                                           Number   Owner-
                                                                                                           of       ship
           2.                                                                                              Deriv-   of
           Conver-                    5.                                 7.                                ative    Deriv-  11.
           sion                       Number of                          Title and Amount                  Secur-   ative   Nature
           or                         Derivative       6.                of Underlying          8.         ities    Secur-  of
           Exer-             4.       Securities       Date              Securities             Price      Bene-    ity:    In-
           cise      3.      Trans-   Acquired (A)     Exercisable and   Instr. 3 and 4)        of         ficially Direct  direct
           Price     Trans-  action   or Disposed      Expiration Date   -----------------      Deriv-     Owned    (D) or  Bene-
1.         of        action  Code     of (D)           (Month/Day/Year)               Amount    ative      at End   In-     ficial
Title of   Deriv-    Date    (Instr.  (Instr. 3,       ----------------               or        Secur-     of       direct  Owner-
Derivative ative     (Month/ 8)       4 and 5)         Date     Expira-               Number    ity        Month    (I)     ship
Security   Secur-    Day/    -------  ---------------- Exer-    tion                  of        (Instr.    (Instr.  (Instr. (Instr.
(Instr. 3) ity       Year)   Code  V   (A)   (D)       cisable  Date     Title        Shares    5)         4)       4)      4)
-----------------------------------------------------------------------------------------------------------------------------------

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


Explanation of Responses:

(1) The 300,000 shares previously reported were owned directly by ASD Partners, Ltd., a Texas limited partnership, of which ASD Partners GP, Inc. was the sole general partner. It has been liquidated, and the number of shares received by ASD Partners GP, Inc. as a liquidating distribution was 252,182. The Reporting Person owns 100% of the capital stock of ASD Partners GP, Inc. and, as such, has the right to direct the vote and the disposition of the securities reported herein.

(2)  The 1,800,000 shares previously reported were held by ASD
     Partners, Ltd., a Texas limited partnership, of which the Reporting Person was a limited partner. It has been liquidated, and the number of shares received by the Reporting Person as a liquidating distribution was 2,469,460.

(3) The 3,600,000 shares previously reported were held by ASD Partners, Ltd., a Texas limited partnership, of which CCLP, Ltd. was a limited partner. The Reporting Person was the sole general partner of CCLP, Ltd. ASD Partners, Ltd. has been liquidated, and the number of shares received by CCLP, Ltd. as a liquidating distribution was 3,026,176. Thereafter, the Reporting Person withdrew as the general partner of CCLP, Ltd. and received a distribution of 60,524 of the 3,026,176 shares, in complete redemption of his interest in CCLP, Ltd. The remaining 2,469,460 shares held by CCLP, Ltd. are deemed held by members of the Reporting Person's immediate family. The Reporting Person disclaims beneficial ownership of the 2,469,460 shares owned directly by CCLP, Ltd.

(4) The total number of shares held directly by the Reporting Person is 2,529,984.



  /s/  NORMAN CHARNEY                               12/07/2000
--------------------------------------------       -------------
     Norman Charney
    **Signature of Reporting Person                       Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.